AFFL ASSOCIATES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

**YEARS ENDED
DECEMBER 31, 2023 AND 2022**

AFFL ASSOCIATES, INC.

YEARS ENDED DECEMBER 31, 2023 AND 2022

CONTENTS

Date: May 15, 2024

2023 and 2022 C-AR Financial Statement Certification

I, Jeffrey M. Lewis, certify that the financial statements of AFFL ASSOCIATES, INC. included in this Form are true and complete in all material respects.

Jeffrey Lewis

_____

Jeffrey M. Lewis, CEO
AFFL ASSOCIATES, INC.
954 Lexington Avenue, Suite 1040
New York, NY 10021

AFFL ASSOCIATES INC.
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

ASSETS

		2023		2022
Current assets:				
Cash	$	485,323	$	10,346
Prepaid expenses		500		-
Total current assets		485,823		10,346
Property and equipment, net		-		-
Intangibles, net		49,892		134,273
Due from AFFL Youth		230,000		-
Due from stockholder		414,972		406,767
	$	1,180,687	$	551,386

LIABILITIES AND STOCKHOLDERS' DEFICIT

		2023		2022
Current liabilities:				
Accounts payable	$	229,113	$	-
Credit card payable		13,513		88,307
Accrued expenses		171,137		894,044
Accrued preferred units		5,644,797		4,684,543
Total current liabilities		6,058,560		5,666,894
Long-term liabilities:				
Convertible notes		2,135,000		4,800,000
Due to Men's Pro		186,208		-
Line of credit		4,180,000		-
Bridge loans		810,900		1,000,000
Term loan		25,000		-
Total long-term liabilities		7,337,108		5,800,000
Stockholders' deficit		(12,214,981)		(10,915,508)
	$	1,180,687	$	551,386

These financial statements have not been subject to an audit, review, or compilation engagement, and no assurance is provided on them. 2

AFFL ASSOCIATES INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Sales, net	$ 2,624	$ 134,149
Cost of sales	1,924	98,345
Gross profit	700	35,804
Management fee	520,000	-
IP licensing fee	52,500	-
Net revenue	573,200	35,804
Selling, general and administrative expenses	990,339	792,041
Loss from operations before other income (expense)	(417,139)	(756,237)
Other income		
Interest income	8,205	12,307
Total other income	8,205	12,307
Other expenses		
Interest expense	(1,140,539)	(955,898)
Total other expenses	(1,140,539)	(955,898)
Net loss	$ (1,549,473)	$ (1,699,828)

AFFL ASSOCIATES INC
STATEMENTS OF CHANGES STOCKHOLDERS' DEFICIT
DECEMBER 31, 2023 AND 2022

	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance as of January 1, 2022	1,690,168	$ 169	9,667,950	$ 967	$ 16,748,154	$(26,725,432)	$ (9,976,142)
Contributions	-	-	-	-	-	-	-
Recategorization from common shares to preferred shares	185,185	19	(185,185)	(19)	-	-	-
Stock issuance	1,097,134	110	-	-	760,352	-	760,462
Net loss	-	-	-	-	-	(1,699,828)	(1,699,828)
Balance as of December 31, 2022	2,972,487	298	9,482,765	948	17,508,506	(28,425,260)	(10,915,508)
Stock issuance	26,511	2	-	-	249,998	-	250,000
Reverse Stock Split	(2,674,004)	(267)	(8,534,489)	(853)	1,120	-	-
Net loss	-	-	-	-	-	(1,549,473)	(1,549,473)
Balance as of December 31, 2023	324,994	$ 33	948,276	$ 95	$ 17,759,624	$(29,974,733)	$ (12,214,981)

These financial statements have not been subject to an audit, review, or compilation engagement, and no assurance is provided on them.

AFFL ASSOCIATES INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash flows from operating activities:		
Net loss	$ (1,549,473)	$ (1,699,828)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	84,381	52,852
Interest income	(8,205)	(12,307)
Changes in assets and liabilities:		
Prepaid expenses	(500)	-
Accounts payable	229,113	-
Credit card payable	(74,794)	(13,937)
Accrued expenses	(722,907)	(146,271)
Accrued preferred units	960,254	960,000
Net cash used in operating activities	(1,082,131)	(859,491)
Cash flows from investing activities:		
Advances from Men's Pro	186,208	-
Advances to AFFL Youth	(230,000)	-
Repayment of advances to AFFL Youth	-	16,172
Net cash provided by investing activities	(43,792)	16,172
Cash flows from financing activities:		
Repayments of convertible notes	(2,665,000)	-
Repayments of bridge loans	(189,100)	75,000
Proceeds from term loan	25,000	-
Proceeds from line of credit	4,180,000	-
Proceeds from issuance of preferred stock	250,000	760,462
Net cash provided by financing activities	1,600,900	835,462
Net increase in cash	474,977	(7,857)
Cash - beginning	10,346	18,203
Cash - end	$ 485,323	$ 10,346

These financial statements have not been subject to an audit, review, or compilation engagement, and no assurance is provided on them.

1. Summary of significant accounting policies

Nature of business

AFFL Associates, Inc. (the "Company") is an entertainment company presenting live events and content around the rapidly growing sport of Flag Football. The Company has intellectual property in the form of its trademarks and brand in addition to multiple patents both granted and pending. The Company's sources of revenue include ticket sales, merchandise sales, food and beverage at live events, media rights, social media rights, advertising, sponsorship, and licensing.

During 2016 through 2019, the Company was in a pre-operating mode. 2020 plans were delayed due to COVID-19 restrictions that forced the Company to shut down all operations in March 2020. The Company began operations in 2022.

Effective July 29, 2021, the Company converted from a Delaware limited liability company named AFFL Associates, LLC to a Delaware corporation named AFFL Associates, Inc. (the "Conversion"). The Company was formed as a Delaware limited liability company on October 19, 2016.

Basis of Presentation

Accounting principles generally accepted in the United States of America ("GAAP") require management to assess whether the Company has a controlling interest in any entities in which the Company has a variable interest in order to determine if those entities should be consolidated. The Company's financial statements do not include the accounts of Men's Pro AFFL, LLC ("Men's Pro") and AFFL Youth, LLC ("AFFL Youth") which the Company has determined are variable interest entities in which the Company holds a variable interest and is the primary beneficiary. The effects of this departure from GAAP on the financial position, results of operations and cash flows have not been determined. Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

From time to time, the Company has deposits in excess of the FDIC insured amount of $250,000. As of December 31, 2023, the Company had $235,323 of cash on deposit in excess of the FDIC insured amount.

1. Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Intangible assets

Intangible assets are recorded at cost. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from three to fifteen years.

Marketing and brand development

Marketing and brand development costs are charged to operations when incurred. Marketing and brand development costs for the years ended December 31, 2023 and 2022 were $44,957 and $73,424, respectively.

Income taxes

Prior to the Conversion, the Company was a limited liability company taxed as a partnership. As a result, the Company was not subject to U.S. federal income taxes because the members were taxed individually on their share of the limited liability company earnings. Subsequent to the Conversion, generally all of the income is subject to U.S. corporate income taxes, which could result in an overall higher income tax expense (benefit) in periods subsequent to the Conversion.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amount of assets and liabilities and their respective tax basis using currently enacted tax rates. The effect of deferred tax assets and liabilities of a change in a tax rate is recognized in income in the period during which the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized.

As of December 31, 2023, the Company had a federal net operating loss ("NOL") carryforward, which can be carried forward indefinitely in accordance with current U.S. tax law. Due to uncertainties related to the Company's ability to utilize the deferred tax asset created by the NOL carryforward in future periods, the Company determined that a full valuation allowance is appropriate. As such, there is no net deferred tax asset recorded on the Company's balance sheet at December 31, 2023.

The Company files tax returns in the U.S. federal jurisdiction and in the state of New York. The Company has no open tax years prior to December 31, 2020.

1. Summary of significant accounting policies (continued)

<u>Sales</u>

The Company follows the guidance outlined in Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") for recognizing revenue. The revenue guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services (i.e., the transaction price). When determining the transaction price under the revenue guidance, an entity may recognize variable consideration only to the extent that it is probable to not be significantly reversed. The revenue guidance also requires improved disclosures to help users of financial statements better understand the nature, timing and uncertainty of revenue that is recognized.

Sales of merchandise are recorded net of returns and allowances. The Company satisfies its performance obligations and recognizes revenue related to merchandise sales at the time of purchase. Typically, the payment terms and conditions assume a fixed price and require payments due upon receipt. The Company also earns management fees and IP licensing fees which are recorded in accordance with the contractual terms in the related agreements.

<u>Subsequent events</u>

The Company has evaluated subsequent events through May 15, 2024, the date the financial statements were available to be issued. In April 2024, the Company announced that it had made the decision to launch the inaugural men's and women's professional seasons together in the Spring of 2025 with more teams, games, and home cities. The Company believes these changes will benefit the long-term growth of the league and further develop a passionate, community-oriented fan base.

2. Property and equipment

Property and equipment consist of the following at December 31:

	2023	2022
Office equipment	$ 10,791	$ 10,791
Furniture and equipment	12,723	12,723
	23,514	23,514
Less: accumulated depreciation	23,514	23,514
	$ -	$ -

There was no depreciation expense for the year ended December 31, 2023. Depreciation expense for the year ended December 31, 2022 was $3,292.

3. Intangible assets

Intangible assets consist of the following at December 31:

	2023	2022
Website and development costs	$ 261,131	$ 261,131
Trademarks	29,619	29,619
	290,750	290,750
Less: accumulated amortization	240,858	156,477
	$ 49,892	$ 134,273

Amortization expense for the years ended December 31, 2023 and 2022 was $84,381 and $49,560, respectively.

4. Equity

On June 13, 2023, the Company's Board of Directors approved a reverse stock split, with each 10 outstanding shares of Common Stock and Preferred Stock being combined to 1 share, respectively (the "Reverse Split"). In connection with the Reverse Split, the Company also amended its certificate of incorporation to reduce the number of shares of authorized Common Stock and Preferred Stock. On the effective date, June 30, 2023, the total number of shares of all classes of stock that the Company has authority to issue is 8,000,000, consisting of (a) 5,000,000 shares of Common Stock, $0.0001 par value per share and (b) 3,000,000 shares of Preferred Stock, $0.0001 par value per share, of which 169,016 shall be designated Series A-1, 150,000 shall be designated Series A-2, 250,000 shall be designated

Series A-3, and 500,000 shall be designated as Series A-5. The remaining authorized shares of Preferred Stock shall be issued in one or more additional series. As of the effective date of the Company's certificate of incorporation, all shares of the Preferred Stock are designated Series A Preferred Stock.

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration, into shares of Common Stock as is determined by dividing the original issue price for the series of Preferred Stock by the conversion price for that series of Preferred Stock as defined by the Company's certificate of incorporation.

In November 2023, the Company issued $250,000 of Preferred Stock of Series A-6 to a new investor.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. Each holder of outstanding shares of Preferred Stock

4. Equity (continued)

may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining Stockholders entitled to vote on such matter.

Holders of the Company's Preferred Stock have a liquidation preference over holders of the Common Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined by the Company's certificate of incorporation.

As of December 31, 2023, there were 948,276 shares of Common Stock outstanding and 324,994 shares of Preferred Stock outstanding.

As of December 31, 2023 and 2022, there have been no dividends declared or paid on the Company's Preferred Stock or Common Stock.

5. Stock option plan

The Company has a stock option plan under which the Company grants stock options and restricted shares to certain individuals. As of December 31, 2023, the Company has issued 183,595 options to purchase its Common Stock at strike prices ranging from $8.10 to $93.00. An additional 331,549 are available for issuance.

6. Convertible notes

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

In May 2023, the Company entered into an agreement with a lender under the 2018 Notes to repay $1,530,000 of the 2018 Notes by issuing that lender a 51% interest in one of the Men's Pro teams. In October 2023, the Company repaid an additional $1,000,000 of the 2018 Notes.

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). In October 2023, the Company repaid $135,000 of the 2019 Notes.

Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Stock of the Company.

6. Convertible notes (continued)

The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Stock at the end of each month. For the year ended December 31, 2023, this price was $0.1793.

As of December 31, 2023 and 2022, accrued interest in the amount of $5,644,797 and $4,684,543, respectively, related to 92,102 Preferred Units and 605,869 Preferred Units, in each case taking account of the Company's stock splits, on an as converted basis in 2023 and 2022. As of December 31, 2023, no Preferred Units were issued related to the 2018 and 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Units on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Units in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Units per dollar of outstanding principal of the Convertible Notes, after the Company's reverse stock splits. The Convertible Notes mature on December 31, 2024 with no principal payments due prior to maturity. As of December 31, 2023, none of the Convertible Notes were converted into Preferred Units.

As of December 31, 2023 and 2022, the Company had outstanding debt under the 2018 Notes of $1,470,000 and $4,000,000, respectively. As of December 31, 2023 and 2022, the Company had outstanding debt under the 2019 Notes of $665,000 and $800,000, respectively.

7. Bridge loans

During 2021 the Company entered into bridge loan agreements (the "Bridge Loans") with multiple lenders. The Bridge Loan agreements are separated into Tranche I (the "Tranche I Bridge Loans") and Tranche II (the "Tranche II Bridge Loans"). The Bridge Loans all have a stated maturity date of December 31, 2024 and accrue interest at a fixed rate of 3% per annum, which is payable upon maturity. Each of the Bridge Loans are convertible at the price of the Series A-2 Preferred Stock beginning January 1, 2022 if the Company raises a certain threshold amount of capital through the crowdfunding as defined in each of the Bridge Loans. To the extent the Company raises the threshold amount, the Tranche I Bridge Loans are to be repaid at a premium of 110% of the principal amount and the Tranche II Bridge Loans are to be repaid at 120% of the principal amount. The Tranche I Bridge Loans have repayment priority over the Tranche II Bridge Loans. During the year ended December 31, 2022, the Company reached the threshold amount with respect to each of the Bridge Loans, however, the lenders agreed to forgo the repayments. During the year ended December 31, 2023, the Company repaid $189,100 of Bridge Loans. As of December 31, 2023 and 2022, $810,900 and $1,000,000 of Bridge Loans, respectively, were outstanding.

8. Term loan

During the year ended December 31, 2023, the Company issued a new $25,000 term loan. The term loan has a stated maturity date of January 31, 2025 and accrues interest at a fixed rate of 6% per annum, which is payable upon maturity.

9. Line of credit

On May 18, 2023, the Company entered into a credit agreement to borrow up to $4,180,000 under an unsecured loan from Men's Pro. The credit agreement bears interest at the Applicable Federal Rate (as published by the Internal Revenue Service on the first of the applicable month). For the period May 2023 to December 2023, the average annual Applicable Federal Rate was 4.15%. The Company shall have the right to request and receive funds under this credit agreement until December 31, 2023. Repayment of the outstanding principal and accrued interest is due at maturity, December 31, 2028. Through December 31, 2023, the Company has borrowed $4,180,000 under the credit agreement, of which $2,530,000 was used to pay down debt under the 2018 Notes, $135,000 was used to pay down debt under the 2019 Notes, and $189,100 was used to repay bridge loans.

10. Related party transactions

As of December 31, 2023 and 2022, $1,115,750 and $2,240,000, respectively, of the Company's debt were held by related parties.

In June 2022, the Company entered into a promissory note agreement (the "Promissory Note") with a stockholder for the purchase of the Company's Common Stock. The Promissory Note is an unsecured loan in the amount of $394,460 and bears interest at 2.08% per annum. The outstanding principal balance and accrued interest is due on the maturity date, June 21, 2031. The Promissory Note, including accrued interest, is recorded in due from stockholder on the balance sheet.

During 2021, AFFL Youth was formed with the Company as an initial member, holding a 66.34% controlling interest. During the year ended December 31, 2022 additional investors contributed to AFFL Youth and the Company's interest was diluted to 61.23%. As discussed in Note 1, this investment is not consolidated by the Company and the Company accounts for this investment using the equity method of accounting. The Company also provided loans to AFFL Youth. The loans are non-interest bearing and are due on demand. Under ASC 323, Investment – Joint Ventures, the Company shall discontinue applying the equity method if the investment (and net advances) is reduced to zero and shall not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. During the year ended December 31, 2022, the Company's investment in AFFL Youth (net of loans) was reduced to zero and the Company did not record additional losses as it relates to this investment. The Company has no such guarantee or commitment related to its investment in AFFL Youth. If AFFL Youth subsequently records net income, the Company will resume applying the equity method after its share of that net income equals the share of net losses

10. Related party transactions (continued)

not recognized during the period the equity method was suspended.

In 2023, Men's Pro was formed with the Company as an initial member, holding 100% of the Series A Membership Units. No consideration was exchanged. During the year ended December 31, 2023, additional investors purchased shares of certain classes of Series B Membership Units. Each class relates to one (1) flag football team operated by the Company (a "Team"). The Company has assigned each Team one hundred (100) Series B Units with an assigned geographic location, which location may not be changed without the consent of such Series B Member. As a result of the issuance of Series B Units, at December 31, 2023, the Company's interest was 28%. As discussed in Note 1, this investment is not consolidated by the Company and the Company accounts for this investment using the equity method of accounting. Men's Pro also provided loans to the Company. (See Note 9 - Line of credit). As of December 31, 2023 the Company did not recognize an investment in Men's Pro.

11. Risk and uncertainties

Significant market disruptions, such as those caused by pandemics, natural disasters or environmental disasters, war, instability in the banking and financial services sectors, including bank failures, or other events, can adversely affect local and global markets and normal market operations. Any such disruptions could have an adverse impact on the Company's financial position, operations, and cash-flows.

In 2020 and 2021, the Company obtained loans under the Paycheck Protection Program ("PPP"), which was established by the U.S. Small Business Administration ("SBA"). These loans were forgiven in full during 2021; however, the SBA has six years to review the Company's forgiveness calculation.

12. Going concern

As shown in the accompanying financial statements, the Company incurred a net loss of $1,549,473 during the year ended December 31, 2023, and as of that date, the Company's net deficit was $12,214,981. Although the Company had a cash flow increase for the year of $474,977, there are insufficient funds to continue game activities for the 2024 season. The Company's management evaluated these conditions and has engaged a banker to assist in raising additional capital for the Company and in identifying a buyer for the available Membership Units in Men's Pro. Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by its inability to raise capital and expand their business operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.